Exhibit 4.18
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

INNOVATE Corp. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.001 per share. The following summary is a description of the material terms of the common stock. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our certificate of incorporation, bylaws and the 2026 Convertible Note Indenture, the 2027 Convertible Note Indenture, the 2026 Senior Secured Note Indenture and the 2027 Senior Secured Note Indenture (each as defined below), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part (the “2025 Annual Report”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2025 Annual Report.

General
Our authorized capital stock consists of 250,000,000 shares of common stock, $0.001 par value; and 20,000,000 shares of preferred stock, $0.001 par value.

Common Stock
Voting
The holders of the common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.
Dividend Rights
We do not pay regular dividends to holders of our common stock. However, we have paid several special cash dividends to holders of our common stock. We have not paid any special dividends to holders of our common stock since August 27, 2013.
Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of the common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by the board of directors out of the assets or funds legally available for such dividends or distributions.
Any future determinations to pay cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, cash flows and other factors that the board of directors deem relevant.

Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of the common stock would be entitled to share ratably in the assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences, such as those discussed below with respect to the preferred stock. In either such case, the Company must pay the applicable distribution to the holders of the preferred stock before they may pay distributions to the holders of the common stock.
Conversion, Redemption and Preemptive Rights
Holders of the common stock have no conversion, redemption, preemptive, subscription or similar rights. There are no sinking fund provisions applicable to our common stock.
Transfer Agent
The transfer agent and registrar for our common stock is Computershare Investor Services.
Preferred Stock
Under our certificate of incorporation, the board of directors of the Company is authorized, subject to limitations prescribed by law and any consent rights granted to holders of outstanding shares of preferred stock, to issue up to 20,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series. The board of directors has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of the preferred stock. The terms and conditions of any issued preferred stock could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the common stock or otherwise be in their best interest.
Of the 20,000,000 shares of preferred stock authorized for issuance under our charter, 6,125 shares are designated and issued as Series A-3 Convertible Participating Preferred Stock (the “Series A-3 Preferred Stock”) and 1,937 shares are designated and issued as Series A-4 Convertible Participating Preferred Stock (the “Series A-4 Preferred Stock” and, together with the Series A-3 Preferred Stock, the “Preferred Stock”).

Dividends. The Preferred Stock accrues a cumulative quarterly cash dividend at an annualized rate of 7.50%. The accrued value of the Preferred Stock will accrete quarterly at an annualized rate of 4.00% that is reduced to 2.00% or 0.0% if the Company achieves specified rates of growth measured by increases in its net asset value; provided, that the accreting dividend rate will be 7.25% in the event that (A) the daily volume weighted average price ("VWAP") of the Company's common stock is less than a certain threshold amount, (B) the Company's common stock is not registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, or (C) the Company's common stock is not listed on certain national securities exchanges or the Company is delinquent in the payment of any cash dividends. The Preferred Stock is also entitled to participate in cash and in-kind distributions to holders of shares of Company's common stock on an as-converted basis.

Optional Conversion. Each share of Preferred Stock may be converted by the holder into shares of the common stock at any time based on the then-applicable Conversion Price (as defined in our certificate of incorporation).
Redemption by the Holders/Automatic Conversion. On July 1, 2026, holders of the Preferred Stock shall be entitled to cause the Company to redeem, out of legally available funds, the Preferred Stock at the accrued value per share plus accrued but unpaid dividends (to the extent not included in the accrued value of the Preferred Stock). Each share of Preferred Stock that is not so redeemed will be automatically converted into shares of the Company's common stock at the Conversion Price then in effect.
Upon a change of control (as defined in our certificate of incorporation) holders of the Preferred Stock shall be entitled to cause the Company to redeem their Preferred Stock at a price per share of Preferred Stock equal to the greater of (i) the accrued value of the Preferred Stock, plus any accrued and unpaid dividends (to the extent not included in the accrued value of Preferred Stock), and (ii) the value that would be received if the share of Preferred Stock were converted into shares of the Company's common stock immediately prior to the change of control.
Redemption by the Company. The Company may redeem the Preferred Stock, in whole but not in part, at a price per share generally equal to 150% of the accrued value per share, plus accrued but unpaid dividends (to the extent not included in the accrued value of the Preferred Stock), subject to the holder’s right to convert prior to such redemption.
Forced Conversion. The Company may force conversion of the Preferred Stock into shares of the Company's common stock if the common stock's thirty-day VWAP exceeds 150% of the then-applicable Conversion Price and the common stock’s daily VWAP exceeds 150% of the then-applicable Conversion Price for at least twenty trading days out of the thirty trading day period used to calculate the thirty-day VWAP. In the event of a forced conversion, the holders of Preferred Stock will have the ability to elect cash settlement in lieu of conversion if certain market liquidity thresholds for the Company's common stock are not achieved.
Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company (any such event, a “Liquidation Event”), the holders of Preferred Stock will be entitled to receive per share the greater of (i) the accrued value of the Preferred Stock, plus any accrued and unpaid dividends (to the extent not included in the accrued value of Preferred Stock), and (ii) the value that would be received if the share of Preferred Stock were converted into shares of the Company's common stock immediately prior to such occurrence. The Preferred Stock will rank junior to any existing or future indebtedness but senior to the Company's common stock and any future equity securities other than any future senior or pari passu preferred stock issued in compliance with our certificate of incorporation. The Series A-3 Preferred Stock and the Series A-4 Preferred Stock rank at parity.
Voting Rights. Except as required by applicable law, the holders of the shares of the Preferred Stock will be entitled to vote on an as-converted basis with the holders of the Company’s common stock on all matters submitted to a vote of the holders of the Company's common stock.
Consent Rights. For so long as any of the Preferred Stock is outstanding, consent of the holders of shares representing at least 75% of certain of the Preferred Stock then outstanding is required for certain material actions.
Participation Rights. Pursuant to the securities purchase agreements entered into with the initial purchasers of the Series A-3 Preferred Stock and the Series A-4 Preferred Stock, subject to meeting certain ownership thresholds, certain purchasers of the Series A-3 Preferred Stock and the Series A-4 Preferred Stock are entitled to participate, on a pro-rata basis in accordance with their ownership percentage, determined on an as-converted basis, in issuances of equity and equity linked securities by the Company. In addition, subject to meeting certain ownership thresholds, certain initial purchasers of the Series A-3 Preferred Stock and the Series A-4 Preferred Stock will be entitled to participate in issuances of preferred securities and in debt transactions of the Company.
Promissory Notes
2026 Convertible Notes

On February 1, 2021, the Company issued $51.8 million in aggregate principal amount of its 7.50% convertible notes due August 1, 2026 (the "2026 Convertible Notes"). The 2026 Convertible Notes are governed by that indenture dated as of February 1, 2021 (the “2026 Convertible Note Indenture”) between the Company and U.S. Bank Trust Company, National Association, as trustee (the “2026 Convertible Notes Trustee”), as amended by that first supplemental indenture dated as of August 4, 2025 by and between the Company and the 2026 Convertible Notes Trustee (as amended, the “2026 Convertible Notes Indenture”). During July 2024, the Company repurchased $2.9 million principal amount of its 2026 Convertible Notes for $1.1 million, inclusive of accrued interest of $0.1 million. On August 4, 2025, the Company exchanged $48.7 million aggregate principal amount of the 2026 Convertible Notes for new 2027 Convertible Notes (as defined below). As of December 31, 2025, $0.2 million in aggregate principal amount of 2026 Convertible Notes were outstanding.
The 2026 Convertible Notes mature on August 1, 2026, unless earlier converted, redeemed or purchased. The 2026 Convertible Notes were issued at 100% of par with a stated annual interest rate of 7.50%.
The 2026 Convertible Notes are convertible, subject to adjustment upon the occurrence of specified events, into shares of the Company’s common stock based on a conversion rate of

23.6327 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $42.31 per share of the Company’s common stock), at any time prior to the close of business on the business day immediately preceding the maturity date, in principal amounts of $1,000 or an integral multiple of $1,000 in excess thereof. In addition, following a Make-Whole Fundamental Change (as defined in the 2026 Convertible Note Indenture) or the Company’s delivery of a notice of redemption for the 2026 Convertible Notes, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2026 Convertible Notes in connection with (i) such Make-Whole Fundamental Change or (ii) such notice of redemption. However, to comply with certain listing standards of the NYSE, the Company will settle in cash its obligation to increase the conversion rate in connection with a Make-Whole Fundamental Change or redemption until it has obtained the requisite stockholder approval.
2027 Convertible Notes

On August 4, 2025, the Company issued $53.5 million aggregate principal amount of its 9.5% Convertible Senior Secured Notes due 2027 (the “2027 Convertible Notes”), in exchange for $48.7 million aggregate principal amount of its 2026 Convertible Notes. The 2027 Convertible Notes are governed by that indenture dated as of August 4, 2025 by and among the Company, the guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee (in such capacity, the “2027 Convertible Notes Trustee”) and collateral trustee. The new principal amount includes fees payable to the lenders and $47.50 principal amount of 2027 Convertible Notes per $1,000 principal amount of 2026 Convertible Notes exchanged, paid to exchanging holders in lieu of the interest payment in respect of the 2026 Convertible Notes that was due on August 1, 2025. As of December 31, 2025, $53.5 million in aggregate principal amount of 2027 Convertible Notes were outstanding.

The 2027 Convertible Notes will be convertible into cash, shares of the Company’s common stock, or a combination thereof, at the Company’s election, based on an initial conversion rate of 23.6327 shares of common stock per $1,000 principal amount of 2027 Convertible Notes (equivalent to an initial conversion price of approximately $42.31 per share of the Company’s common stock), at any time prior to the close of business on the business day immediately preceding the maturity date, in principal amounts of $1,000 or an integral multiple of $1.00 in excess thereof. In addition, following a Make-Whole Fundamental Change (as defined in the 2027 Convertible Notes Indenture) or the Company’s delivery of a notice of redemption for the 2027 Convertible Notes, the Company will, in certain circumstances, be required to increase the conversion rate for a holder who elects to convert its 2027 Convertible Notes in connection with (i) such Make-Whole Fundamental Change or (ii) such notice of redemption.

2026 Senior Secured Notes
On February 1, 2021, the Company issued $330.0 million in aggregate principal amount of its 8.50% senior secured notes due February 1, 2026 (the "2026 Senior Secured Notes"). The 2026 Senior Secured Notes are governed by that indenture dated as of February 1, 2021 by and among the Company, the subsidiary guarantors party thereto from time to time (the “Subsidiary Guarantors”) and U.S. Bank Trust Company, National Association, as trustee (in such capacity, the “2026 Senior Secured Notes Trustee”) and collateral trustee, as amended by that first supplemental indenture dated as of August 4, 2025 by and among the Company, the Subsidiary Guarantors and the 2026 Senior Secured Notes Trustee (as amended, the “2026 Senior Secured Note Indenture”). As of December 31, 2025, there are $1.9 million in aggregate principal amount of 2026 Senior Secured Notes outstanding.
The Company’s obligations under the 2026 Senior Secured Notes Indenture are irrevocably and unconditionally guaranteed, jointly and severally, by the Subsidiary Guarantors.
Certain terms and conditions of the 2026 Senior Secured Notes are as follows:
Maturity. The 2026 Senior Secured Notes mature on February 1, 2026.
Interest. The 2026 Senior Secured Notes accrue interest at a rate of 8.500% per year, payable semi-annually on February 1 and August 1 of each year.
Ranking. The 2026 Senior Secured Notes and the note guarantees are the Company’s and the Subsidiary Guarantors’ general senior secured obligations. The 2026 Senior Secured Notes and the note guarantees will rank: (i) senior in right of payment to all of the Company’s and the Subsidiary Guarantors’ future subordinated debt; (ii) equal in right of payment, subject to the priority of any First-Out Obligations (as defined in the 2026 Senior Secured Notes Indenture), with all of the Company’s and the Subsidiary Guarantors’ existing and future senior debt and effectively senior to all of its and the Subsidiary Guarantor’s unsecured debt to the extent of the value of the collateral; and (iii) effectively subordinated to all liabilities of its non-guarantor subsidiaries. The notes and the note guarantees are secured on a subordinated basis (see below) by substantially all of the Company’s assets and the assets of the Subsidiary Guarantors, subject to certain exceptions and permitted liens.
Collateral. The 2026 Senior Secured Notes are secured by a subordinated lien (subordinated to the liens securing certain indebtedness, including the 2027 Senior Secured Notes, the 2027 Convertible Notes and the Company’s existing $20.0 million secured revolving credit facility on substantially all of the Company’s assets (except for certain "Excluded Assets," and subject to certain "Permitted Liens," each as defined in the Secured Indenture), including, without limitation:
•all equity interests owned by the Company or a Subsidiary Guarantor (which, in the case of any equity interest in a foreign subsidiary, will be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and the related rights and privileges associated therewith (but excluding Equity Interests of Insurance Subsidiaries (as defined in the Secured Indenture), to the extent the pledge thereof is deemed a "change of control" under applicable insurance regulations);
•all equipment, goods, inventory and fixtures owned by the Company or a Subsidiary Guarantor;

•all cash, deposit accounts and investment securities owned by the Company or a Subsidiary Guarantor;
•all documents, books and records, instruments and chattel paper owned by the Company or a Subsidiary Guarantor;
•all intellectual property and other general intangibles owned by the Company or a Subsidiary Guarantor; and
•any proceeds and supporting obligations thereof.
No Sinking Fund. The Company is not required to make any sinking fund payments with respect to the 2026 Senior Secured Notes.
Optional Redemption. The Company has the option to redeem some or all of the 2026 Senior Secured Notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the redemption date.
Asset Sale Offer. If the Company completes certain assets sales, the Company may be required in certain circumstances to make an offer to purchase the 2026 Senior Secured Notes with the net cash proceeds from such an asset sale at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.
Change of Control. If a Change of Control (as defined in the 2026 Senior Secured Notes Indenture) occurs, the Company will be required to make an offer to purchase the 2026 Senior Secured Notes for cash at a price equal to 101% of the aggregate principal amount of such 2026 Senior Secured Notes on the date of purchase, plus any accrued and unpaid interest to the date of repurchase.
Events of Default. The 2026 Senior Secured Notes Indenture, as amended by the 2026 Senior Secured Notes First Supplemental Indenture dated as of August 4, 2025, contains customary events of default which could, subject to certain conditions, cause the 8.50% 2026 Senior Secured Notes to become immediately due and payable.
2027 Senior Secured Notes
On August 4, 2025, the Company issued $360.4 million in aggregate principal amount of its 10.500% Senior Secured Notes due 2027 (the “2027 Senior Secured Notes”) in exchange for approximately $328.1 million in aggregate principal amount of its 8.500% Senior Secured Notes due 2026 (the “2026 Senior Secured Notes”). The 2027 Senior Secured Notes are governed by that indenture dated as of August 4, 2025 by and among the Company, the Subsidiary Guarantors and U.S. Bank Trust Company, National Association, as trustee (in such capacity, the “2027 Senior Secured Notes Trustee”), and collateral trustee. As of December 31, 2025, there are $360.4 million in aggregate principal amount of 2027 Senior Secured Notes outstanding.

The Company’s obligations under the 2027 Senior Secured Notes Indenture are irrevocably and unconditionally guaranteed, jointly and severally, by the 2027 Subsidiary Guarantors.
Certain terms and conditions of the 2027 Senior Secured Notes are as follows:
Maturity. The 2027 Senior Secured Notes mature on February 1, 2027.
Interest. The 2027 Senior Secured Notes accrue interest at a rate of 10.500% per year, payable semi-annually on February 1 and August 1 of each year, commencing on February 1, 2026. For the first interest period only, interest is paid in kind. All subsequent interest payments are payable in cash.
Ranking. The 2027 Senior Secured Notes and the note guarantees are the Company’s and the Subsidiary Guarantors’ senior secured obligations. The 2027 Senior Secured Notes and the note guarantees will rank: (i) equal in right of payment (subject to the priority of any First-Out Obligations (as defined in the 2027 Senior Secured Notes Indenture) (including any debt under the Company’s existing $20.0 million secured revolving credit facility)) with all existing and future senior debt of the Company and the Subsidiary Guarantors and effectively senior to all unsecured debt of the Company to the extent of the value of the collateral; (ii) senior in right of payment to all of the Company’s future debt that expressly provides for its subordination to the 2027 Senior Secured Notes; (iii) effectively subordinated to any existing and future debt of the Company that is secured by liens on property and assets that do not constitute collateral, to the extent of the value of such property and assets; and (iv) structurally subordinated to any existing and future debt and other liabilities of the Company’s non-guarantor subsidiaries.
Collateral. The 2027 Senior Secured Notes are secured by a first priority lien on substantially all of the Company’s assets and the assets of the Subsidiary Guarantors (except for certain “Excluded Assets,” and subject to certain “Permitted Liens,” each as defined in the 2027 Senior Secured Notes Indenture), including, without limitation:
•all equity interests owned by the Company or a Subsidiary Guarantor (which, in the case of any equity interest in a foreign subsidiary, will be limited to 65% of the voting stock of such foreign subsidiary if the pledge thereof would result in adverse tax consequences that are material to the value of the collateral);
•all equipment, goods, inventory and fixtures owned by the Company or a Subsidiary Guarantor;
•all accounts, cash, deposit accounts and investment securities owned by the Company or a Subsidiary Guarantor;
•all documents, books and records, instruments and chattel paper owned by the Company or a Subsidiary Guarantor;

•all intellectual property and other general intangibles owned by the Company or a Subsidiary Guarantor; and
•any proceeds and supporting obligations thereof.
No Sinking Fund. The Company is not required to make any sinking fund payments with respect to the 2027 Senior Secured Notes.
Optional Redemption. The Company has the option to redeem some or all of the 2027 Senior Secured Notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the redemption date.
Asset Sale Offer. If the Company completes certain assets sales, the Company may be required in certain circumstances to make an offer to purchase the 2027 Senior Secured Notes with the net cash proceeds from such an asset sale at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.
Change of Control. If a Change of Control (as defined in the 2027 Senior Secured Notes Indenture) occurs, the Company will be required to make an offer to purchase the 2027 Senior Secured Notes for cash at a price equal to 101% of the aggregate principal amount of such 2027 Senior Secured Notes on the date of purchase, plus any accrued and unpaid interest to the date of repurchase.
Certain Covenants. The 2027 Senior Secured Notes Indenture contains covenants limiting, among other things, the ability of the Company, and, in certain cases, the Company’s subsidiaries, to incur additional indebtedness; create liens; pay dividends or make distributions in respect of capital stock; make certain restricted payments; sell assets; engage in certain transactions with affiliates; or consolidate or merge with, or sell substantially all of its assets to, another person. Additionally, the 2027 Senior Secured Notes Indenture requires the Company to meet certain milestones with respect to strategic alternatives for our operating subsidiaries, including asset sales generating at least $150 million in net proceeds, such that by September 1, 2025 the Company has a bona fide bid or term sheet related to a potential sale, a fully executed purchase or equity agreement by November 1, 2025, and an executed transaction with applied proceeds to the 2027 Senior Secured Notes Indenture no later than February 1, 2026. In the event this covenant is not reached, the Company will be required to commence a sales process for DBM Global. The September 1, 2025 milestone was not reached, and in accordance with the 2027 Senior Secured Notes Indenture, the Company is thus required to commence a sales process for DBMG. These covenants are subject to a number of important exceptions and qualifications.
Events of Default. The 2027 Senior Secured Notes Indenture contains customary events of default which could, subject to certain conditions, cause the 2027 Senior Secured Notes to become immediately due and payable, including, but not limited to defaults by the Company in the payment of the principal of any the 2027 Senior Secured Notes when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an offer to purchase by the Company) or in the payment of interest on any note when the same becomes due and payable, and the default continues for a period of 30 days; failure to comply with certain other covenants in the 2027 Senior Secured Notes Indenture for a period of 60 days following notice by the 2027 Senior Secured Notes Trustee or the holders of at least 30% in aggregate principal amount of the 2027 Senior Secured Notes then outstanding; failure to pay or otherwise default on material debt; or failure to pay final judgments entered by a court or courts of competent jurisdiction aggregating $20 million or more (excluding amounts covered by insurance), which judgments are not paid, discharged or stayed, for a period of 60 days; certain events of bankruptcy or insolvency; and failure to comply with the milestone covenant described above.
Anti-Takeover Effects of Delaware Law
Anti-Takeover Effects of our Restated Certificate, Bylaws and the Delaware General Corporation Law
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. Our board of directors has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.
Special Meeting of Stockholders
Our bylaws provide that special meetings of the stockholders may only be called by our Chairman, our Chief Executive Officer or our President or by our board of directors pursuant to a resolution approved by a majority of the then authorized number of directors. The inability of our stockholders to call a special meeting may have the effect of discouraging or deterring a potential acquirer from attempting to obtain control of us.
Advance Notice Procedures
Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the advance notice requirements of our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.